Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

AGNICO EAGLE PROVIDES NOTICE OF RELEASE OF

SECOND QUARTER 2019 RESULTS CONFERENCE CALL

Toronto (June 25, 2019) — Agnico Eagle Mines Limited (NYSE: AEM, TSX: AEM) (“Agnico Eagle” or the “Company”) today announced that it will release its second quarter 2019 results on Wednesday, July 24, 2019, after normal trading hours.

Second Quarter 2019 Results Conference Call Webcast

Agnico Eagle’s senior management will host a conference call on Thursday, July 25, 2019 at 11:00 AM (E.D.T.) to discuss the Company’s financial and operating results.

Via Webcast:

A live audio webcast of the conference call will be available on the Company’s website at www.agnicoeagle.com.

Via Telephone:

For those preferring to listen by telephone, please dial 1-647-427-7450 or toll-free 1-888-231-8191.  To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Replay archive:

Please dial 1-416-849-0833 or toll-free 1-855-859-2056, access code 7476376.  The conference call replay will expire on August 28, 2019.

The webcast, along with presentation slides, will be archived for 180 days on the Company’s website.

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957.  Its operating mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these countries as well as in the United States and Sweden.  Agnico Eagle and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales.  Agnico Eagle has declared a cash dividend every year since 1983.

Investor Relations

Agnico Eagle Mines Limited

145 King Street East, Suite 400

Toronto, Ontario, M5C 2Y7

Telephone:                                   416-947-1212

Fax:                                                                       416-367-4681